EXHIBIT 99.1

Alio Gold Intersects 3.85 g/t Au Over 112 Metres at Ana Paula

VANCOUVER, British Columbia, Dec. 20, 2017 (GLOBE NEWSWIRE) -- Alio Gold Inc (TSX:ALO) (NYSE MKT:ALO) (“Alio Gold” or the “Company”), is pleased to provide the final drill results from the 2,000 metre drill program to twin previous drill holes within the pre-feasibility pit for metallurgical test work samples at its Ana Paula project in Guerrero, Mexico.

Highlights

  Final drill results received from the 2,000m drill program for metallurgical sampling, confirm high-grade mineralization and lithology in the Mineral Resource Estimate (‘MRE’) dated May 16, 2017 as per the NI 43-101 Preliminary Feasibility Study
  Drill hole 17-13 intersected 112.0m (from 8.0m to 120.0m) of 3.85 g/t gold
  Drill hole 17-14 intersected 33.1m (from 116.9m to 150.0m) of 7.07 g/t gold
  Drill hole 17-15 intersected 54.6m (from 11.6m to 66.2m) of 7.19 g/t gold

“These final results of the drill program are again a reminder of the high-grade nature of the breccia mineralization within the proposed open pit at Ana Paula and give us further confidence in our existing block model,” said Greg McCunn, Chief Executive Officer. “We are excited to be turning our attention to testing the extension of the breccia zone below the proposed pre-feasibility study pit with a 6 hole, 4,000 metre program that is expected to begin in early January. This surface drill program will be undertaken in parallel to the construction of the underground decline which is being driven into the mineralized area to allow further drill testing from underground.”

Twin hole drilling program for metallurgical samples

This program which is now completed, was intended to provide sufficient material within the proposed open pit for metallurgical testing. Drill results for hole APM-17-04 and APM-17-05 were previously announced on October 24th, 2017 and drill hole APM-17-06 through APM-17-10 were previously announced on December 4th, 2017.

Hole NB	Material	Azimuth	Dip	Depth From	Depth To	Au (gpt)	Interval length (m)	Estimated True Width
APM-17-11	HALO	90	-60	124.0	136.0	6.84	12.0	N/A
including				129.6	130.5	20.90	0.9
and including				133.3	134.7	37.50	1.4
APM-17-11	HALO			153.2	180.0	2.67	26.8	N/A
including				155.1	156.4	20.80	1.3
APM-17-11	HALO			210.0	232.0	3.37	22.0	N/A
APM-17-12	HALO	90	-50	71.1	76.0	2.55	5.0	N/A
	HALO			161.2	164.8	2.03	3.7	N/A
APM-17-13	HALO	90	-45	8.0	120.0	3.85	112.0	N/A
Including				31.5	33.0	39.10	1.5
and including				93.5	95.3	52.70	1.8
APM-17-14	HALO	90	-50	53.5	63.0	0.76	9.5	N/A
	HALO			116.9	150.0	7.07	33.1
Including				125.4	126.9	34.40	1.6
APM-17-15	HALO	90	-75	11.6	66.2	7.19	54.6	N/A
APM-17-16	HALO	90	-50	22.0	34.0	1.09	12.0	N/A
APM-17-17	INTRS	90	-80	78.8	84.8	0.76	6.0	3.7

Note on true width calculation:
For the complex breccia and surrounding halo mineralization and in the monolithic breccia (MBX), the calculation of a true width is inappropriate since these units are not tabular. For the mineralization outside of these units (i.e. sediments (SED) and intrusive (INTRS)) the true width can be estimated since the mineralization is likely following the stratigraphy.

About Alio Gold

Alio Gold is a growth oriented gold mining company, focused on exploration, development and production in Mexico. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. Located within the highly prospective Guerrero Gold Belt on 56,000 hectares of underexplored land the Ana Paula Project is a high-grade, high margin project currently in the definitive feasibility stage. An underground decline to provide access for an exploration drill program has been initiated targeting the continuation of the high-grade gold mineralization below the proposed pit which has the potential to significantly enhance the robust economics of the project. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Investor Contact

Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Pierre Desautels, P. Geo, a ‘Qualified Person’ as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects who is an independent consultant to the company.

Quality Assurance/Quality Control

Drill holes reported in this press release were drilled using PQ sized diamond drill bits. Company personal were located at the at the drill site. Contractors and employees of Alio Gold conducted all logging and sampling. The core was logged, marked up for sampling using standard lengths of approximately 1.5 meters. Samples were then collected by sawing a ¼ of the PQ core using a diamond saw with the remaining ¾ portion of the PQ core retained for metallurgical test work. The samples were catalogued and placed into sealed bags and securely stored at the site until it was shipped to sample preparation laboratory owned by ALS Chemex in Guadalajra, Mexico. The core was dried and crushed and pulverized to 85% passing 75 microns. The pulps were then shipped for assay to the ALS Chemex located in Vancouver, Canada. At that location, the samples were analysed for gold using fire assay with an atomic absorption finish (FA-AA) on a 50 gram charge. Samples returning over 10 grams per tonnes were re-assayed using a fire assay with a gravimetric finish. Samples were also analyzed for a suite of 35 elements using Aqua Regia Inductively coupled plasma atomic emission spectroscopy (ICP-AES). Over limits for silver, arsenic, zinc were re-assayed using a ore grade ICP-AES method. Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, The Labs inserted their own quality control samples.

Cautionary Note to United States Investors
The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

The Company reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this news release describing mineralization and resources under Canadian standards is not comparable to similar information published by United States companies subject to the reporting and disclosure requirements of the Commission. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, an Inferred Mineral Resources has a lower level of confidence than an Indicated Mineral Resources and it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition the quantity and grade of reported Inferred resources are conceptual in nature, and are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. For these reasons, Inferred Mineral Resources has a lower level of confidence than Indicated Mineral Resources and it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of a feasibility study. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

For detailed technical information related to the Company’s exploration, development, and operating assets, please refer to the Company’s website at www.aliogold.com or the most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news release herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recovery, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recovery. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this news release herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental or local community approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.